

Cody W. · 3rd

Entrepreneur and Customer Success Champion

West Linn, Oregon · 500+ connections · **Contact info**

 **Speak Meetings**

 **Oregon State Univers**

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Atheer Acquires SpaceView to Create a Richer Augmented and Mixed Reality...

Atheer announced their acquisition with SpaceView. SpaceView creates technologies...



SAP To Acquire Sybase For $5.8 Billion
TechCrunch

Enterprise software giant SAP is acquiring fellow business software company Sybase f...

Jam

Jam
evol

Experience

 **Co-Founder**
Speak Meetings

2018 – Present · 2 yrs
Portland, Oregon Area



Director of Customer Success
Atheer
2017 – Present · 3 yrs
Portland, Oregon Area



Senior Consultant
Point B
2017 · less than a year
Portland, Oregon Area



VP of Professional Services & Customer Success
SpaceView Inc.
2015 – 2017 · 2 yrs
Portland, Oregon Area

Acquired by Atheer Inc. - http://thearea.org/atheer-acquires-spaceview/

SpaceView's mobile application allows business to harness the power of augmented reality to increase sales and better engage their customers. Our mobile application provides results ...see mor

Jama Software
4 yrs 1 mo



Sr. Customer Success Manager
Apr 2014 – Jul 2015 · 1 yr 4 mos

Responsible for working with Jama's largest and most strategic customers to ensure a high level of customer satisfaction (measured through adoption and expansion). Focused on building long-term strategic relationships to ensure our customers are realizing the full value from their investment in Jama.



Principal Consultant
Sep 2013 – Mar 2014 · 7 mos

Partnered early in the sales cycle with sales to help position Jama services as a critical element of a successful deployment. Worked to understanding the customers needs, scope the right level of services and deliver statements of work outlining the strategy for how to support a customers short/long term success. Post the sales engagement; continued strategic guidance was p ...see mor

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Education



Oregon State University

BA, Business Administration (Management Information Systems)

2001 – 2004

Activities and Societies: Minor- International Economics Vice President – Oregon State Finance Association Honor Roll – MIS 4.0 GPA



University of New Haven

Bachelor of Science (BS), Fire Science/Arson Investigation



